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                                              Filed by Hub International Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Kaye Group Inc.
                                                    Commission File No.: 0-21988

Joint News Release

Hub International
TSE: HBG

- and -

Kaye Group
NASDAQ:  KAYE


TORONTO, ONTARIO
NEW YORK, NY

January 20, 2001

           HUB INTERNATIONAL LIMITED AGREES TO ACQUIRE KAYE GROUP INC.

Hub International Limited has entered into a definitive agreement to acquire Kaye Group Inc. through a merger transaction.

Kaye Group offers insurance brokerage, risk management and underwriting services throughout the United States from its offices in New York, Connecticut, Rhode Island, and California. In 1999 and the first 9 months of 2000, Kaye Group had revenue of US$68.7 million and US$57.0 million respectively, and at September 30, 2000 had total assets of US$152.1 million.

Hub International Limited is an international insurance brokerage with operations in Canada and the United States. In 1999 and the first 9 months of 2000, Hub International had revenue of US$56.2 million and US$73.7 million respectively, and at September 30, 2000 had total assets of US$208.1 million. The acquisition of Kaye Group, added to current holdings in Chicago and the Boston metropolitan area, continues Hub International's expansion into the United States.

Upon the merger, each holder of Kaye Group shares will receive for each share held US$14, comprised of the following components:

-        US$9.33 in cash; and

- US$4.67 principal amount of 5 year 8.50% subordinate convertible debentures of Hub International. The debentures are convertible into common shares of Hub International at Cdn$17.00 per share.


HUB INTERNATIONAL LIMITED                                        KAYE GROUP INC.
214 King Street East, Suite 314                             122 East 42nd Street
Toronto, Ontario Canada M5H 3S6                               New York, NY 10168
Phone: 416.979.5866                                          Phone: 212.338.2100

Prior to mailing the proxy circular respecting the merger to Kaye Group shareholders, Hub International has the right to amend the merger consideration by replacing any or all of the convertible debentures with an equal amount of cash.

Fairfax Financial Holdings Limited, which currently owns approximately 40% of Hub International's outstanding shares, has committed to support the transaction by agreeing to purchase at least US$35 million principal amount of Hub International convertible debentures bearing the same interest rate and convertible into common shares of Hub International at the same price as the convertible debentures issued as part of the merger.

Marty Hughes, Chairman and Chief Executive Officer of Hub, commented, "The proposed acquisition of Kaye represents a unique opportunity to continue our growth strategy and further strengthen Hub. In addition to Kaye's position as a prominent New York broker, Kaye has an established reputation as an innovator among producers and insurance carriers in program business."

Bruce D. Guthart, Kaye Group's Chairman, President and Chief Executive Officer said, "This transaction will enable our staff to achieve our business plan objectives. The combination of operations makes terrific sense for both organizations."

Subsequent to the transaction, Bruce Guthart will be appointed as a Director of Hub and will join Hub International in the role of President, U.S. Operations. Mr. Guthart also will reinvest the after tax proceeds from the sale of his Kaye shares in common shares of Hub International.

Completion of this transaction, anticipated to occur in the second quarter of 2001, is subject to the receipt of satisfactory applicable regulatory approvals, approval of the merger by the shareholders of Kaye Group, compliance with applicable legal and regulatory requirements and standard closing conditions. The holders of approximately 55% of the shares of Kaye Group, under individual agreements, have agreed to vote in favour of the merger, and have granted Hub an irrevocable option to purchase their shares of Kaye Group in the event that the merger is not completed.

This news release does not constitute an offer of any securities for sale.

For further information contact: Martin P. Hughes, Chairman and C.E.O.
                                 Hub International Limited 312-279-4600

                                 Bruce D. Guthart, Chairman, President
                                    and C.E.O.
                                 Kaye Group Inc. 212-338-2100

Web-sites:   www.hubinternational.com
             ------------------------
             www.kayegroup.com
             -----------------



HUB INTERNATIONAL LIMITED                                        KAYE GROUP INC.
214 King Street East, Suite 314                             122 East 42nd Street
Toronto, Ontario Canada M5H 3S6                               New York, NY 10168
Phone: 416.979.5866                                          Phone: 212.338.2100